Exhibit 99.1

Notice convening the extraordinary general meeting of Oatly Group AB (publ)

The shareholders of Oatly Group AB (publ) (“Oatly”) reg. no. 559081-1989, are hereby invited to the extraordinary general meeting (the “EGM”) to be held at Oatly’s headquarters, Jagaregatan 4, Malmö, at 13.00 (CET) on Monday 6 March 2023.

Pursuant to clause 10 of Oatly’s articles of association, the board of directors has resolved that shareholders may exercise their voting rights at the EGM by post. Shareholders may therefore choose to exercise their voting rights in person at the meeting, by proxy or through postal voting.

Those who wish to exercise their voting rights at the EGM must:

•	be recorded in the share register maintained by Euroclear Sweden AB (“Euroclear”) on 24 February 2023 (the “Record Date”), and

•

give notice to the company of their intention to attend the EGM according to the instructions under the heading “Notification of attendance in person or by proxy” or cast a postal vote according to the instructions under the heading “Instructions for postal voting” no later than on 28 February 2023.

Nominee-registered shares

Shareholders whose shares are nominee-registered through a bank or other authorized depositary, e.g. in a custody account, must – in addition to giving notice of their attendance – request that the shares be temporarily re-registered in their own name. Re-registration may be temporary (so-called voting rights registration) and requested from the nominee in advance in accordance with the nominee’s routines. Voting rights registration that the shareholder has requested and which has been issued by the nominee no later than 28 February 2023 will be accepted in the preparation of the share register.

Notification of attendance in person or by proxy

Shareholders who wish to attend the EGM in person or by proxy must notify the company of this no later than 28 February 2023 either:

•	in writing to Oatly Group AB, “Extraordinary General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden,

•	by phone: +46 8 402 91 33 during business days between 09:00-16:00 (CET), or

•	at https://investors.oatly.com/corporate-governance/egm.

In the notification, provide your name or company name, personal or organisation ID number, address, phone number and, if applicable, the number of persons attending with you (no more than two).

If attending by proxy or representative, a power of attorney, registration certificate or other authorisation document should be sent to the company at the above address well in advance of the EGM and preferably by 28 February 2023. Power of attorney forms are available on the company’s website at https://investors.oatly.com/corporate-governance/egm.

Instructions for postal voting

A special form shall be used for postal voting. The postal voting form is available on Oatly’s website

https://investors.oatly.com/corporate-governance/egm.

Completed and signed postal voting forms can be sent by post to Oatly Group AB, “Extraordinary General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden or by e-mail to GeneralMeetingService@euroclear.com. The completed form must be received by Euroclear no later than 28 February 2023. Shareholders who are natural persons may also, on or before 28 February 2023, cast a postal vote electronically via verification with Swedish BankID on Euroclear’s website https://anmalan.vpc.se/euroclearproxy?sprak=1.

The shareholder may not give instructions other than to mark one of the alternative answers in the form. If the shareholder has included special instructions or conditions in the form, or changed or made amendments to the pre-printed text, the postal vote will be considered invalid. Further instructions and conditions can be found in the postal voting form and at https://anmalan.vpc.se/euroclearproxy?sprak=1.

If a shareholder casts a postal vote by proxy, a written and dated power of attorney signed by the shareholder shall be enclosed with the postal voting form. Power of attorney forms are available on Oatly’s website at https://investors.oatly.com/corporate-governance/egm. If the shareholder is a legal entity, a registration certificate or other authorization document must be enclosed with the form.

Those who wish to withdraw a postal vote and instead cast their vote by participating in the EGM in person or by proxy must notify the EGM’s secretariat before the meeting is opened.

Proposed agenda

1.	Opening of the meeting

2.	Election of the chairperson of the EGM

3.	Preparation and approval of the voting list

4.	Approval of the agenda

5.	Election of one or two persons to verify the minutes

6.	Determination as to whether the EGM has been duly convened

7.	Resolution regarding amendments to the articles of association

8.	Resolution on authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

9.	Closing of the meeting

Proposals for decision etc.

Item 2 – Election of the chairperson of the EGM

The board of directors proposes that Johan Thiman (attorney) is elected chairperson of the EGM.

Item 3 – Preparation and approval of the voting list

It is proposed that the voting list is the voting list established by Euroclear, based on the EGM share register, shareholders notified and present at the EGM and received postal votes.

Item 5 – Election of one or two persons to verify the minutes

The board of directors proposes Timothy Sjövall (White & Case) to verify the minutes of the meeting. The assignment to verify the minutes also include verifying the voting list and that the received postal votes are correctly reflected in the minutes of the meeting.

Item 7 – Resolution regarding amendments to the articles of association

The board of directors proposes that the EGM resolves to amend the articles of association as set out below.

The reason for the proposed amendments to paragraph 4 and 5 is, inter alia, to increase Oatly’s financial flexibility.

Current wording	Proposed wording
§ 4	§ 4

The share capital of the company shall be no less than SEK 500,000 and no more than SEK 2,000,000.	The share capital of the company shall be no less than SEK 850,000 and no more than SEK 3,400,000.

§ 5	§ 5

The number of shares in the company shall be no less than 250,000,000 and no more than 1,000,000,000.	The number of shares in the company shall be no less than 500,000,000 and no more than 2,000,000,000.

Item 8 – Resolution on authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The board of directors proposes that the EGM resolves to revoke the previously given authorization and to authorize the board of directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares and/or warrants and/or convertible bonds, corresponding to, in total, an amount of maximum USD 300,000,000 at the time of the issuances. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

The purpose of the authorization is to increase Oatly’s financial flexibility. If the board of directors resolves on an issue with deviation from the shareholders’ preferential rights, the reason shall be to provide the company with new capital and/or investors of strategic importance for the company in a time efficient manner. When deviating from the shareholders’ preferential rights, the basis for the subscription price shall be on market terms.

Majority requirements

Approval of the board of directors’ proposal according to items 7 and 8 requires that the EGM’s resolution is supported by shareholders representing at least two thirds of the votes cast and shares represented at the EGM.

Documents

Documents that shall be made available prior to the general meeting pursuant to the Swedish Companies Act will be made available at Oatly, Jagaregatan 4, Malmö, and on Oatly’s website at https://investors.oatly.com/corporate-governance/egm no later than from and including 13 February 2023. The documents will be sent to shareholders who so request and provide their postal address.

Shareholders’ right to receive information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believes that it can be done without material harm to Oatly, provide information regarding circumstances that may affect the assessment of an item on the agenda.

Processing of personal data

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Malmö, January 2023

Oatly Group AB (publ)

Board of directors